EXHIBIT 99.1

Equinor to commence fourth tranche of the 2022 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will commence on 31 October 2022 the fourth and final tranche of around USD 1,833 million of the 2022 share buy-back programme, as announced in relation with the third quarter results on 28 October 2022.

Based on the strength of the balance sheet and the outlook for commodity prices, the Board of Directors has decided to initiate a fourth and final tranche of share buy-back of around USD 1,833 million in order to complete the share buy-back programme for 2022 according to previously communicated target of USD 6 billion. The fourth tranche will commence on 31 October and will end no later than 27 January 2023. The fourth tranche of around USD 1,833 million includes shares to be redeemed from the Norwegian State.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

In this fourth tranche, shares for up to USD 605 million will be purchased in the market, implying a total fourth tranche of around USD 1,833 million including redemption of shares from the Norwegian State. For the fourth tranche for 2022, Equinor is entering into a non-discretionary agreement with a third party who will make its trading decisions independently of the company.

Further information about the share buy-back programme and the fourth tranche:

The fourth tranche of the share buy-back programme for 2022 is based on an authorisation granted to the Board of Directors at the Annual General Meeting 11 May 2022. According to the authorisation, the maximum number of shares to be purchased in the market is 75 million, the minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1,000. The authorisation is valid until the earliest of 30 June 2023 and the Annual General Meeting in 2023.

Equinor has an agreement with the Norwegian State whereby the State will vote for the cancellation of shares purchased pursuant to the authorisation, and the redemption of a proportionate number of its shares in order to maintain its ownership share in the company. The price to be paid to the State for redemption of shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid, in the period up until final settlement with the State.

In the fourth tranche in 2022, shares will be purchased on the Oslo Stock Exchange. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation February 2021.

The Board of Directors will propose to the Annual General Meeting in 2023 to cancel purchased shares in this fourth tranche and redeem the proportionate number of State shares.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Mads Holm, senior vice president Investor Relations,
+ 47 909 55 417

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584